SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                  Schedule 13G

      Under the Securities Exchange Act of 1934

                  (Amendment No. 1)

                   Micros Systems Inc.
                  (Name of Issuer)

                     Common
          (Title of Class of Securities)

594901 10 0
                  (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           (Continued on following page(s))

CUSIP No. 594901 10 0
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

  Dresdner Bank AG  13-2722082

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]                     (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

  Frankfurt, Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

5 SOLE VOTING POWER             0
6 SHARED VOTING POWER           0
7 SOLE DISPOSITIVE POWER        0
8 SHARED DISPOSITIVE POWER      0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

  853,413

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  10.7

12
TYPE OF REPORTING PERSON*

  BK, HC

Item 1(a) Name of Issuer:

  Micros Systems Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

  1200 Baltimore Avenue
  Beltsville, Maryland  20705

Item 2(a) Name of Person Filing:

  Dresdner Bank AG

Item 2(b) Address of Principal Business Office or, if none,
Residence:

  Jurgen-Ponto-Platz 1
  60301 Frankfurt, Germany

Item 2(c) Citizenship:

  German Bank

Item 2(d) Title of Class of Securities:

  Common

Item 2(e) CUSIP Number:

  594901 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

  (g)  [X]  Parent Holding Company in accordance with Section
240.13d-1(b)(ii)(G) under the Securities Exchange Act of 1934.
*See Exhibit A.

Item 4.  Ownership.

  See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

  Not Applicable.

Item 7.  Identification and Classification of
the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.

  See Exhibit A.

Item 8.  Identification and Classification of Members of the
Group.

  Not Applicable.

Item 9. Notice of Dissolution of Group.

  Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Dr. Reinhard Pruesche

By /s/William L. Price
  William L. Price
  Attorney-in-Fact








After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dresdner Bank AG

Dr. Reinhard Preusche              February 10, 1997
  General Assistant Manager

By /s/ William L. Price
   William L. Price
  Attorney-in-Fact

EXHIBIT A

Dresdner Bank AG ("Dresdner") is an international banking organization headquartered in Frankfurt,
Germany. RCM Capital Management, L.L.C. ("RCM") is a wholly owned subsidiary of Dresdner. RCM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Dresdner has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Securities
Exchange Act of 1934. Dresdner has beneficial ownership of the securities reported on this
Schedule 13G only to the extent that Dresdner may be deemed to have beneficial ownership of securities deemed to be beneficially owned by RCM.

Dresdner is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning Dresdner contained therein.

DRESDNER BANK AG

Dr. Reinhard Pruesche                 February 10, 1997

By /s/ William L. Price
  William L. Price
  Attorney-in-Fact